UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Rand Logistics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

752182105

(CUSIP Number)

Jonathan R. Evans

501 Congressional Boulevard, Suite 300

Carmel, IN 46032

(317) 819-6200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

7/25/2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 752182105	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS JWEST, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The reporting person is an Indiana limited liability company.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,476,127
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,127
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.18%[1]
14.	TYPE OF REPORTING PERSON (see instructions) IA

[1]	Based on 18,043,650 shares outstanding as of July 29, 2014 as stated in Rand Logistics, Inc.’s Form 10-K/A for the year ended March 31, 2014.

CUSIP No. 752182105	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS Jonathan R. Evans
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The reporting person is a U.S. citizen.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 507,901
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 507,901
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN

[2]	Based on 18,043,650 shares outstanding as of July 29, 2014 as stated in Rand Logistics, Inc.’s Form 10-K/A for the year ended March 31, 2014.

CUSIP No. 752182105	13D	Page 4 of 8 Pages

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the common stock, $.0001 par value (the “Shares”), of Rand Logistics, Inc. (“Rand”). The address of the principal executive offices of Rand Logistics, Inc. is 500 Fifth Avenue, 50th Floor, New York, NY 10110.

Item 2. Identity and Background.

This statement on Schedule 13D is being filed on behalf of JWEST, LLC (“JWEST”), an Indiana limited liability company, and Jonathan R. Evans, a 70% owner of JWEST. The address of JWEST’s principal business and principal office is 501 Congressional Boulevard, Carmel, IN 46032. Mr. Evans’ business address is also 501 Congressional Boulevard, Carmel, IN 46032. JWEST’s principal business is to serve as an investment advisor.

During the last five years, neither JWEST nor Mr. Evans have been convicted in a criminal proceeding.

During the last five years, neither JWEST nor Mr. Evans have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source or Amount of Funds or Other Consideration.

JWEST and Mr. Evans used an aggregate of approximately $9,104,925 to purchase the Shares reported as beneficially owned in Item 5. JWEST used approximately $6,349,089 of funds that were provided through the accounts of certain of its investment advisory clients in order to purchase the Shares for such clients. Mr. Evans used approximately $2,755,836 to purchase the Shares owned directly by him.

Item 4. Purpose of Transaction.

On July 25, 2014, JWEST filed a preliminary proxy statement regarding its two director nominees as candidates for election to the Board of Directors at Rand’s 2014 Annual Meeting of Stockholders. Except as set forth in this Item 4, the reporting persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer.

(a) JWEST beneficially owns 1,476,127 Shares, which constitutes approximately 8.18% of Rand’s outstanding Shares, based on 18,043,650 Shares outstanding as of July 29, 2014 as stated in Rand’s Form 10-K/A for the year ended March 31, 2014. Mr. Evans beneficially owns 507,901 Shares, which constitutes approximately 2.81% of Rand’s outstanding Shares, based on 18,043,650 Shares outstanding as of July 29, 2014 as stated in Rand’s Form 10-K/A for the year ended March 31, 2014.

(b) JWEST has sole dispositive power over 1,476,127 Shares. Mr. Evans has sole voting power over 507,901 Shares.

(c) The transactions below were effected during the past 60 days.

Person Effecting the Transaction	Date of Transaction	Amount of Shares	Price/Share	Where/How
Jonathan R. Evans	8/7/14	3,000	$6.14	TD Ameritrade
Jonathan R. Evans	8/8/14	3,000	$6.14	TD Ameritrade
Jonathan R. Evans	8/11/14	3,000	$6.13	TD Ameritrade
Jonathan R. Evans	8/12/14	3,000	$6.27	TD Ameritrade
Jonathan R. Evans	8/13/14	4,000	$6.29	TD Ameritrade

CUSIP No. 752182105	13D	Page 5 of 8 Pages

Jonathan R. Evans	8/13/14	3,000	$6.26	TD Ameritrade
JWEST, LLC	7/22/14	673	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	613	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	219	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	77	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	403	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	257	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	2,723	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	90	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	90	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	417	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	507	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	197	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	183	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	200	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	287	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	287	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	1,880	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	90	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	650	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	523	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	283	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	127	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	220	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	523	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	330	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	857	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	307	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	183	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	213	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	647	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	617	$5.98	TD Ameritrade
JWEST, LLC	7/22/14	77	$5.98	TD Ameritrade
JWEST, LLC	7/23/14	673	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	613	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	219	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	77	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	403	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	257	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	2,723	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	90	$6.01	TD Ameritrade

CUSIP No. 752182105	13D	Page 6 of 8 Pages

JWEST, LLC	7/23/14	90	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	417	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	507	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	197	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	183	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	200	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	287	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	287	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	1,880	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	90	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	650	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	523	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	283	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	127	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	220	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	523	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	330	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	857	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	307	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	183	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	213	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	647	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	617	$6.01	TD Ameritrade
JWEST, LLC	7/23/14	77	$6.01	TD Ameritrade
JWEST, LLC	7/24/14	673	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	613	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	219	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	77	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	403	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	257	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	2,723	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	90	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	90	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	417	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	507	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	197	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	183	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	200	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	287	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	287	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	1,880	$6.07	TD Ameritrade

CUSIP No. 752182105	13D	Page 7 of 8 Pages

JWEST, LLC	7/24/14	90	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	650	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	523	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	283	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	127	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	220	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	523	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	330	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	857	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	307	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	183	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	213	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	647	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	617	$6.07	TD Ameritrade
JWEST, LLC	7/24/14	77	$6.07	TD Ameritrade

(d) The investment advisory clients of JWEST have the sole right to receive and, subject to the notice, withdrawal and/or termination provisions of such advisory contracts, the sole power to direct the receipt of dividends from, and the proceeds of sale of, any of the Shares beneficially owned by JWEST on behalf of such clients. Except as noted, no such client or partnership has an interest by virtue of such relationship that relates to more than 5% of the Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Neither JWEST nor members of JWEST have any contracts, arrangements, understandings or relationships (legal or otherwise) with other persons with respect to securities of Rand other than as described in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits.

None

CUSIP No. 752182105	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2014	JWEST, LLC:

/s/ Jonathan R. Evans
Jonathan R. Evans
Chief Information Officer

/s/ Jonathan R. Evans